Exhibit (a)(5)(C)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

BETZALEL N. EICHENBAUM, On Behalf of Himself and All Others Similarly Situated,

Plaintiff,

v.

TELULAR CORPORATION, LAWRENCE S. BARKER, JEFFREY JACOBOWITZ, BETSY J. BERNARD, JOSEPH A. BEATTY, JOHN W. HANDY, M. BRIAN MCCARTHY, BRIAN J. CLUCAS, ACP TOWER HOLDINGS, LLC, ACP TOWER MERGER SUB, I NC., and AVISTA CAPITAL PARTNERS,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Betzalel N. Eichenbaum (the “Plaintiff”), on behalf of himself and all others similarly situated, by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

NATURE AND SUMMARY OF THE ACTION

1.                                    This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of Telular Corporation (“Telular” or the “Company”) to enjoin the acquisition of the publicly owned shares of Telular common stock by Avista Capital Partners (“Avista”), through ACP Tower Merger Sub, Inc. (“Merger Sub”) and ACP Tower Holdings, LLC (“HoldCo”), Avista’s wholly-owned subsidiaries, for inadequate consideration as detailed herein (the “Proposed Transaction”).

2.                                    On April 29, 2013, Telular and Avista jointly announced that they had reached a definitive Agreement and Plan of Merger (“Merger Agreement”) pursuant to which Avista, through its wholly-owned subsidiaries, would acquire all outstanding shares of Telular for $12.61 in cash per share (“Merger Agreement”) in a transaction valued at approximately $253 million in total consideration.

3.                                    Specifically, the Merger Agreement provides that upon approval of a majority of Telular’s public shareholders, Merger Sub will merge with and into Telular, with Telular continuing as the surviving corporation (the “Merger”). At the effective time of the Merger, each share of Telular common stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $12.61 in cash, without interest and less any applicable withholding taxes.

4.                                    Telular’s financial success began in December of 2011 when the Company acquired SkyBitz, Inc. (“SkyBitz”). The Company has reported higher revenues for the last five consecutive quarters and higher revenue for the same period of the previous year. Also, Telular beat its own financial guidance for fiscal year 2012 and projects Adjusted EBITDA for fiscal year 2013 to be 32-43% higher than in 2012. Over the past year, Telular’s stock has traded in a range of $5.40-$12.75, and is now trading at approximately $12.75, 136% above that low and importantly above the consideration now being offered to Telular shareholders.1

5.                                    Rather than permitting the Company’s shares to continue to trade freely or grow the business through strategic acquisitions and allowing its public shareholders to reap the benefits of the Company’s increasingly positive prospects and future financial success, the Individual Defendants acted for their own benefit and the benefit of Avista, and to the detriment of the Company’s shareholders, by entering into the Merger Agreement. The Individual

1                   David Diaz, Recent 52-Week High Exceeded in Shares of Telular (WRLS), http://www.mysmartrend.com/news- briefs/candlestick/recent-52-week-high-exceeded-shares-telular-wrls.

Defendants effectively capped Telular’s price at a time when the Company was poised to capitalize on its “defined growth strategy.”2

6.                                    Additionally, the $12.61 per share consideration being offered to Telular’s public shareholders is unfair and grossly inadequate in light of the fact that Telular has tremendous future growth prospects for the current fiscal year and beyond. Even though the proposed consideration represents a premium over the closing price for the Company’s common stock on the previous day before the Proposed Transaction was announced, it still falls woefully short of analysts’ low end target price estimates of $13.00 per share for Telular’s common stock. In addition, as recently as April 11, 2013, Loewen, Ondaatje, McCutcheon USA Limited (“LOMUSA”) reaffirmed its price target of $18.50 per share and reiterated its “Buy” rating for the Company’s common stock.

7.                                    In stark contrast to the inadequate consideration offered to Telular’s public shareholders, the Individual Defendant, and other key Company executives fare far better under the terms of the Proposed Transaction. Following the close of the Proposed Transaction, many if not all of Telular’s management will be retained. Defendant Barker (defined below) alone can expect to receive $1,511,434.60 if the Proposed Transaction closes and Jonathan Charak (“Charak”) Telular’s Chief Financial Officer (“CFO”) stands to receive $2,898,685.92 in total consideration following the closing of the Proposed Transaction. Thus, neither the Individual Defendants nor the named Company officers who negotiated the Proposed Transaction with Avista cannot now claim independence as their judgment favors the Proposed Transaction.

8.                                    The Merger Agreement provides for a limited 30-day “go-shop” period that expires on May 29, 2013, and further provides that Telular can terminate the Merger Agreement

2  See Telular, First Quarter 2013 Results (8-K) (Jan. 31, 2013).

based on a “Superior Proposal” (as defined in the Merger Agreement). Notably, however, the “go-shop” provision does not actually mandate that the Company conduct an ex post market check, but rather, it simply permits the Company to do so. The “go-shop” provisions, however, are illusory, unfair, and tilt the sales process in favor of Avista. If, during the “go-shop” period, another potential acquirer offers a Superior Proposal and the Board decides to take that Superior Proposal, Telular would still be required to pay HoldCo a $4.1 million termination fee.3

9.                                    In facilitating this acquisition of Telular for grossly inadequate consideration and through a flawed sales process, each of the Defendants breached and/or aided the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing. The Individual Defendants, as defined herein, have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with preclusive deal protection devices, following the “go-shop” period that precludes other bidders from making successful competing offers for the Company. For example, the Board agreed to: (i) a “no shop” provision that prevents the Company from negotiating with or providing confidential information to competing bidders except under extremely limited circumstances; (ii) a “matching rights” provision that allows Avista four (4) business days to match any competing proposal in the unlikely event that one emerges; and (iii) a termination fee of $8.2 million to be paid to Avista if the Board agrees to a competing proposal. These provisions conjunctively and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives to the Proposed Transaction.

10.                            For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin defendants from taking any steps to consummate the Proposed Transaction, or in the event the

3  See Telular, Explanatory Note (8-K) (May 1, 2013).

Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith and due care.

THE PARTIES

11.                            Plaintiff is, and has been at all relevant times, a shareholder of Telular common stock.

12.                            Defendant Telular is a corporation organized and existing under the laws of Delaware, with its principal executive offices located at 311 South Wacker Drive, Suite 4300, Chicago, Illinois 60606-6622. Telular designs, develops, manufactures and markets fixed cellular products that enable a standard telephone, fax, computer or security alarm system to operate wirelessly over the cellular network for either primary or back-up communications. Telular’s shares are traded on the NASDAQ under the ticker symbol “WRLS.”

13.                            Defendant Lawrence S. Barker (“Barker”) has been a director of the Company since 2004.

14.                            Defendant Jeffrey Jacobowitz (“Jacobowitz”) has been a director of the Company since 2009.

15.                            Defendant Betsy J. Bernard (“Bernard”) has been a director of the Company since 2007. Bernard is the Non-Executive Chairman of the Board.

16.                            Defendant Joseph A. Beatty (“Beatty”) has been a director of the Company since 2008. Beatty was the President and Chief Executive Officer of Telular, but has resigned as President and Chief Executive Officer, effective May 2, 2013.

17.                            Defendant John W. Handy (“Handy”) has been a director of the Company since 2012.

18.                            Defendant M. Brian McCarthy (“McCarthy”) has been a director of the Company since 2007.

19.                            Defendant Brian J. Clucas (“Clucas”) has been a director of the Company since 2003.

20.                            Defendants Barker, Jacobowitz, Bernard, Beatty, Handy, McCarthy and Clucas are collectively referred to hereinafter as the “Individual Defendants.”

21.                            Each of the Individual Defendants herein is sued individually, and as an aider and abettor, as well as in his or her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

22.                            Defendant Avista is a private equity firm with over $5 billion in assets under management. Avista’s principal executive offices are located at 65 East 55th Street, 18th Floor, New York, NY 10022. Avista expertise lies in Energy, Healthcare, Communications & Media, Consumer and Industrial sectors.

23.                            Defendant HoldCo is a Delaware corporation and wholly-owned subsidiary of Avista.

24.                            Defendant Merger Sub is a Delaware corporation and wholly-owned subsidiary of Avista formed solely for the purpose of entering into the Merger Agreement and consummating the Proposed Transaction and has not conducted any business operations other than those in connection to its formation. Upon completion of the Merger, Merger Sub will merge with and into Telular, and Merger Sub will cease to exist as a separate corporate entity.

25.                            Collectively, the Individual Defendants, Telular, Avista, Merger Sub and HoldCo are referred to herein as the “Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

26.                            By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Telular and owe Plaintiff and all other Telular public shareholders (the “Class”) the duties of good faith, fair dealing and loyalty. By virtue of their positions as directors and/or officers of Telular, the Individual Defendants, at all relevant times, had the power to control and influence and did control, influence and cause Telular to engage in the practices complained of herein.

27.                            Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

a.                                     Adversely affects the value provided to the corporation’s shareholders;

b.                                    Contractually prohibits them from complying with or carrying out their fiduciary duties;

c.                                     Discourages or inhibits alternative offers to purchase control of the corporation or its assets;

d.                                    Will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders; or

e.                                     Will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

28.                            Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other shareholders of Telular, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the other shareholders of Telular common stock.

CLASS ACTION ALLEGATIONS

29.                            Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Delaware Court of Chancery and on behalf of all holders of Telular common stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

30.                            This action is properly maintainable as a class action for the following reasons:

a.                                     The Class is so numerous that joinder of all members is impracticable. While the exact number of members of the Class is unknown to Plaintiff at this time and can be ascertained through appropriate discovery, as of December 4, 2012, approximately 17,137,817 shares of the Company were outstanding. The holders of these shares are believed to be geographically dispersed throughout the United States.

b.                                    There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

i.                                         Whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii.                                      Whether the Individual Defendants have breached their fiduciary duty by failing to maximize the value Plaintiff and the other members of the Class will receive in connection with the Proposed Transaction;

iii.                                   Whether the Individual Defendants have breached any of their fiduciary duties to Plaintiff and to the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence and fair dealing;

iv.                                  Whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

v.                                     Whether Plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

c.                                     Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;

d.                                    Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff does not have any interests adverse to the Class;

e.                                     The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class; and

f.                                        Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

A.                                 Background

The Company

31.                            Telular was established in 1986 when it acquired the intellectual property rights for its wireless terminal technology. Today, the Company creates solutions based on the development of multi-faceted software systems that work with specialized wireless terminals to provide integrated event monitoring and reporting services for machine to machine (“M2M”) applications. Telular’s experience with wireless networking evolved from its original focus on developing fixed wireless products for use in North America to developing similar wireless products around the world.

32.                            Telular’s revenue is derived from marketing Telguard products and services throughout the United States and abroad. Telguard customers include security equipment distributors who purchase hardware and security dealers who purchase monthly service directly from Telguard. Telguard invoices approximately 4,000 customers on a regular basis. SkyBitz, another Telular product, sells its asset tracking solution through a direct sales force throughout the United States. SkyBitz4 is increasing its indirect sales efforts by contracting with sales agents

4                   SkyBitz’s unique Global Locating System (GLS) satellite-based technology provides real-time visibility of many asset types. SkyBitz addresses a multi-billion dollar market opportunity by reducing operating costs, increasing efficiency and aiding in the compliance with regulatory requirements across an increasingly complex set of supply chains and business ecosystems.

who already represent similar technology solutions to trucking firms and oil fields services companies.

33.                            Telular is also involved in marketing its products internationally. The markets include significant wireless carrier customers in countries like Mexico. Currently, Telular is focused on expanding its TankLink product in Mexico, Central America and South America.

Telular’s Strong Performance

34.                            In the past several years, Telular’s success has been demonstrated by the Company’s significant growth in revenue. In fact, in the first quarter (“1Q”) of this year, some of the largest hedge funds began boosting their stakes in the Company significantly,5 signaling that Hedge Funds, important shareholders in the equity markets, are bullish on Telular and its financial growth prospects.

35.                            Telular’s success began in December of 2011 when the Company acquired SkyBitz. In fiscal year 2011, SkyBitz generated $35 million in revenue and reported that it expected to be monitoring approximately 190,000 assets by the end of fiscal year 2012. Defendant Beatty, in a press release to shareholders, discussed the potential economic growth engine that SkyBitz could be for the Company:

“I am very excited about the acquisition of SkyBitz as it gives us the leading position in an adjacent M2M vertical market, provides immediate incremental cash flow and builds upon our stream of high-margin, recurring service revenues . . . We believe that this acquisition will help us accelerate our growth and profitability in the wireless space while maintaining a strong financial position and staunchly supporting a tangible return to our shareholders in the form of a quarterly dividend.” (Emphasis added).

5                   See Is Telular Corporation (WRLS) Going To Burn These Hedge Funds? (last visited May 1, 2013)
http://www.insidermonkey.com/blog/is-telular-corporation-wrls-going-to-burn-these-hedge-funds-
122302/#s5CzSR4sLg4kPshh.99

36.                            The Company’s success has also been reflected in its favorable financial results.  On January 26, 2012, the Company reported its financial results for the 1 Q on Form 1 0-Q filed with the SEC. The Company reported revenue of $13.7 million, up 13% over the prior year period. In addition, the Company declared a quarterly dividend of $0.11 and paid shareholders a dividend totaling $1.7 million. Defendant Beatty, discussing the Company’s 1Q results stated, in relevant part, that:

“2012 is off to a very exciting start as we accelerated our Telguard sales, exceeding the high end of our unit sales . . . [w] e are executing on our strategy to drive growth throughout the business, both organically and through strategic acquisitions, while continuing to generate cash and profitability.

37.                            Also, Charak reported that:

“Due to strong demand in the wireless security industry and the initial, positive reception of our recently launched 3G cellular alarm communicators, we are increasing our guidance for Telguard unit sales to 25,000 – 35,000 per quarter through the end of fiscal 2012. Looking forward, we are giving guidance for fiscal year 2012 Adjusted EBITDA of $16.0- $17.0 million, pending the closing of the SkyBitz acquisition. Our new guidance is the result of stronger than anticipated demand in our Telguard business as well as the inclusion of the financial results of SkyBitz for the remainder of our fiscal year.” (Emphasis added).

38.                            On May 9, 2012, the Company announced its financial results for the second quarter (“2Q”), again reporting strong growth. Telular reported that revenue had increased $19.8 million, a 17% increase over the previous year period. The Company also reported Adjusted EBITDA of $3.9 million and reiterated its guidance of $16.0-$17.0 million of Adjusted EBITDA for fiscal year 2012.

39.                            Charak, in a press release to shareholders, discussing the Company’s 2Q financial results, stated, in relevant part, that:

“Our second quarter results were in-line with our expectations as we continue to report strong financial results and have solid visibility into our business . . . we are reiterating our guidance for fiscal year 2012 Adjusted EBITDA of $16.0- $17.0 million, as well as our expectation to sell 25,000 to 35,000 Telguard units each quarter. We are optimistic about our long-term growth and profitability as we continue to grow our service revenue and scale the business.” (Emphasis added).

40.                            Telular’s growth trend was reaffirmed in the Company’s third quarter (“3Q”) financial results, announced August 2, 2012. Telular reported that revenue had increased to $22.9 million, an increase of $3.0 million over the previous quarter. The Company also reported Adjusted EBITDA of $5.0 million and raised guidance of Adjusted EBITDA for fiscal year 2012 to $17.0-$17.5 million from previous guidance of Adjusted EBITDA of $16.0-$17.0 million.

41.                            Defendant Beatty, in a press release to shareholders, discussing the Company’s 3Q financial results, stated, in relevant part, that:

“Due to our strong results to date and high visibility in our recurring revenue model, we are increasing our guidance for fiscal year 2012 Adjusted EBITDA to $17.0 - $17.5 million, while maintaining the range of our Telguard unit guidance of 25,000 to 35,000 per quarter. We are excited about the strength of our service offerings and selling strategy and remain optimistic about our long-term growth and profitability.” (Emphasis added).

42.                            On November 6, 2012, Telular reported its fourth quarter (“4Q”) financial results.  Telular reported revenue of $23.4 million, an increase of 22% over the previous period. Telular also reported that the Company reported Adjusted EBITDA of $17.8 million for the full year, surpassing the Company’s earlier guidance of $17.5 million for the year. Additionally, Defendant Beatty stated that “[b]ased on the momentum we are seeing in our business, we are announcing fiscal year 2013 Adjusted EBITDA guidance of $23.5 - $25.5 million, [a 32-43% increase over fiscal year 2012] as well as increasing the range of our Telguard sales guidance to 30,000 to 40,000 units each quarter during fiscal year 2013.” (Emphasis added).

43.                            On January 27, 2013, Defendant Beatty notified the Board that he was resigning as the Company’s President and Chief Executive Officer, which would become effective as of the Company’s 2Q earnings announcement scheduled for May 2, 2013.

44.                            On January 31, 2013, Telular reported its 1Q financial results for 2013. The Company reported for the fifth consecutive quarter higher revenue growth of $24.8 million, an 81 % increase over the 1Q of 2012. The Company also reported Adjusted EBITDA of $5.9 million and reiterated its fiscal year 2013 Adjusted EBITDA guidance of $23.5-$25.5 million. Defendant Beatty, in a press release to shareholders, stated: “Looking ahead, we have a very well defined growth strategy centered on releasing key service enhancements during the year and leveraging these new services to improve our market position in each line of business.”

45.                            Rather than permitting the Company’s shares to continue to trade freely or grow the business through strategic acquisitions and allowing its public shareholders to reap the benefits of the Company’s increasingly positive prospects and future financial success, the Individual Defendants acted for their own benefit and the benefit of Avista, and to the detriment of the Company’s shareholders, by entering into the Merger Agreement. The Individual Defendants effectively capped Telular’s price at a time when the Company was poised to capitalize on its defined growth strategy and enhance its line of businesses.

B.                                 The Proposed Transaction

46.                            On April 29, 2013, Telular and Avista issued a joint press release announcing the Proposed Transaction, which stated, in relevant part, that:

CHICAGO, IL, NEW YORK, NY—Telular Corporation (NASDAQ: WRLS) (“Telular”) and Avista Capital Partners (“Avista”) today jointly announced that they have entered into a definitive agreement providing for the acquisition of Telular for $12.61 per share net in cash and approximately $18.5 million in assumed net debt, or approximately $253 million in total consideration. The purchase price represents a 31 % premium to the closing share price on April 26, 2013, the last full trading day before today’s announcement, and a 27% premium to the 60-day average share price. The proposed acquisition has fully committed financing and is currently expected to close within 50-75 days.

“This announcement represents a very positive event for our shareholders,” said Joe Beatty, chief executive officer of Telular. “We are proud of our nineteen years as a public company, during which we believe we have served our shareholders well, and the partnership with Avista will allow the Company to expand and build on its success to date. For our customers, we will continue to deliver the best remote wireless monitoring and tracking solutions available in the markets we serve,” concluded Mr. Beatty.

Brendan Scollans, Partner at Avista, said, “Telular’s strong position in three rapidly growing machine-to-machine communications end markets and compelling recurring revenue business model make it a highly attractive platform for Avista. We are looking forward to working with Telular’s talented management team to drive the next phase of the Company’s growth both organically and through acquisitions.”

Under the terms of the definitive agreement, an entity controlled by Avista will promptly commence a tender offer to purchase any or all of the outstanding shares of Telular common stock for $12.61 net in cash. The closing of the tender offer is subject to customary terms and conditions, including the tender of at least two- thirds of Telular’s outstanding shares of common stock, the expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvement Act of 1976, and the receipt of any applicable consents or approvals from the Federal Communications Commission.

The definitive agreement also provides for the parties to effect, subject to customary conditions, a “short-form” merger without a meeting of Telular’s shareholders immediately following the completion of the tender offer, which merger would result in all shares not tendered being converted into the right to receive $12.61 per share net in cash, without interest.

The Board of Directors of Telular has unanimously approved the proposed acquisition by Avista and recommends that Telular shareholders tender their shares in the forthcoming tender offer. Mr. Beatty will remain as president and CEO until the closing of the proposed acquisition.

Under the definitive agreement, Telular may solicit superior proposals from third parties through May 29, 2013. It is not anticipated that any developments will be disclosed with regard to this process unless Telular’s Board of Directors makes a decision with respect to a potential superior proposal. There are no guarantees that this process will result in any superior proposal being made or accepted by Telular’s Board of Directors.

Telular plans to release its fiscal second quarter earnings after the market closes on Thursday, May 2, 2013 and will not hold a conference call to discuss earnings given the announced sale of the company. Furthermore, under the terms of the definitive agreement, the Telular Board of Directors is prohibited from declaring any dividends prior to the closing of the proposed acquisition.

Oppenheimer & Co. Inc. is acting as exclusive financial advisor and Kelley Drye & Warren LLP and Covington & Burling LLP are acting as legal advisors to Telular. Kirkland & Ellis LLP is serving as legal advisor to Avista. SunTrust Robinson Humphrey, Inc. is acting as financial advisor to Avista and has provided the debt financing commitment for the acquisition.

C.                                 The Unfair Share Price

47.                            While Defendant Beatty touts that the Proposed Transaction “represents a very positive event for our shareholders[,] . . .” the facts say otherwise. The $12.61 per share consideration being offered to Telular shareholders is unfair and grossly inadequate in light of the fact that Telular has tremendous growth prospects for the current fiscal year and beyond. In addition, even though the proposed consideration offers a premium to the closing price the stock was trading at prior to the announcement of the Proposed Transaction, the proposed consideration falls woefully short of analysts low end target price estimates of $13.00 per share for Telular’s common stock. (See chart below).6

48.                            Additionally, on April 11, 2013, following the Company’s announcement that it was partnering with alarm equipment manufacturer 2GIG to provide an integrated cellular

6                   The Chart above is reproduced from CNNMoney.com http://markets.money.cnn.com/research/quote/forecasts.asp?symb=WRLS.

solution for Telguard’s new HomeControl interactive security/automation software, senior analyst, Noel J. Atkinson (“Atkinson”) of LOMUSA, issued an analyst report to its shareholders that stated, in relevant part, that:

“We are very pleased that Telular will receive recurring monitoring revenue from its integrated solutions . . . There is no change to our estimates. Our one-year price target remains $18.50 per share (30x FY 2014E diluted EPS of $0.62). This target multiple is in line with the average current FY 2013 P/E multiple (using consensus estimates) of Telular’s peer group ... We reiterate our Buy rating.”7

D.                                The Windfall to the Individual Defendants

49.                            In stark contrast to the inadequate consideration offered to Telular’s public shareholders, the Individual Defendant, and other key Company executives fare far better under the terms of the Proposed Transaction. As disclosed in Telular’s press release announcing the Proposed Transaction, Avista plans on retaining Telular’s entire management team: “[w]e are looking forward to working with Telular’s talented management team to drive the next phase of the Company’s growth both organically and through acquisitions.” Following the close of the Proposed Transaction many if not all of Telular’s management will be retained.

50.                            Additionally, under the terms of the Merger Agreement, the unvested stock options and restricted stock units (“RSUs”) held by each of the Individual Defendants and key Company executives will immediately vest, providing a windfall of benefits to the Company’s insiders. For example, Defendant Barker alone can expect to receive $1,511,434.60 if the Proposed Transaction closes. (See chart below illustrating Individual Defendants expected consideration from the Proposed Transaction).

7                   See Noel J. Atkinson, An Announcement That Is Far More Than It Seems, Loewen, Ondaatje, McCutcheon USA Limited, Apr. 11, 2013.

Telular Board of Directors	RSU’s	Options	Total Consideration Based Upon $12.61 per share consideration

Mr. Barker	54,282	65,578	$1,511,434.60

Ms. Bernard	56,204		$708,732.44

Mr. Clucas	59,267	76,178	$1,707,961.45

Mr. Handy[8]	3,388		$42,722.68

Mr. Jacobowitz	49,954		$629,919.34

Mr. McCarthy	55,606	28,710	$1,063,224.76

51.                            Additionally, the named Executive Officers of the Company will equally share in the windfall of benefits following the close of the Proposed Transaction. Specifically, Charak stands to receive $2,898,685.92 in total consideration following the closing of the Proposed Transaction. (See chart below illustrating named Executive Officers’ total consideration to be received under the Proposed Transaction).

Named Executive Officers	Number of Shares Beneficially Owned	Number of Shares Underlying Options	Number of Shares Underlying Stock Awards	Total Shares Beneficially Owned	Total Consideration Based Upon $12.61 per share consideration

Joseph A. Beatty	64,676	44,045	26,722	135,443	$1,707,936.23

Jonathan M. Charak	55,653	162,739	11,480	229,872	$2,898,685.92

George S. Brody	62,020	125,802	11,985	199,807	$2,519,566.27

Henry J. Popplewell	1,274		3,710	4,984	$62,848.24

Robert L. Deering	54,048	27,212	4,737	85,997	$1,084,422.17

8                   Defendant Handy replaced Larry J. Ford on May 1, 2012.

52.                            Under the terms of the Merger Agreement, as currently proposed, Individual Defendants and named executive officers will receive continued employment with the Surviving Corporation and will receive substantial and lavish benefits. Thus, neither the Individual Defendants nor the named Company officers who negotiated the Proposed Transaction with Avista cannot now claim independence as their judgment favors the Proposed Transaction.

E.                                  The Preclusive Deal Protection Devices

53.                            On April 29, 2013, the Company announced that it had entered into the Merger Agreement with Avista. The Merger Agreement provides for a limited 30-day “go-shop” period that expires on May 29, 2013 allowing Telular to terminate the Merger Agreement only upon receiving a Superior Proposal (as defined in the Merger Agreement). Notably, however, the “go- shop” provision does not actually mandate that the Company conduct an ex post market check, but rather, it simply permits the Company to do so. The “go-shop” provision, however, is illusory and tilts the sales process in favor of Avista.

54.                            Moreover, as part of the Merger Agreement, the Individual Defendants agreed to certain deal protection devices that operate conjunctively to ensure that no competing offers will emerge for the Company.

55.                            Further, the Merger Agreement contains a strict “no shop” provision at the end of the “go-shop” period which prohibits the Board from taking any affirmative action to comply with its fiduciary duty to maximize shareholder value, including soliciting alternative acquisition proposals or business combinations. The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations after the “go-shop” period ends. Further, the Merger Agreement includes a $4.1 million termination fee payable by HoldCo in the event the Telular Board accepts a Superior

Proposal during the go-shop period, but an $8.2 million termination fee otherwise, which will all but ensure that no competing offer will emerge.

56.                            Lastly, section 7.03(e) of the Merger Agreement provides a “matching rights” provision, following the go-shop period, pursuant to which the Company must notify Avista of any unsolicited competing bidder’s offer within forty-eight (48) hours. Then, if and only if the Board determines that the competing offer constitutes a “Superior Proposal,” Avista is granted an additional four (4) business days (the “Business Day Period”) to amend the terms of the Merger Agreement so that such Superior Proposal ceases to constitute a Superior Proposal.

57.                            Thus, even if the Board receives an intervening bid that appears to be “superior” to Avista’s offer, the Company is precluded from even entering into discussions and negotiations unless it first reasonably determines in good faith that the alternative proposal is, in fact, a “Superior Proposal”, and gives Avista forty-eight (48) hour notice to match the competing offer. Consequently, this provision prevents the Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the Board first determines that the proposal constitutes a “Superior Proposal”.

58.                            Accordingly, the Merger Agreement unfairly assures that any “auction” will favor Avista and piggy-back upon the due diligence efforts of the alternative bidder.

59.                            These provisions cumulatively discourage bidders from making a competing bid for the Company.

FIRST CAUSE OF ACTION

Claim For Breach Of Fiduciary
Duties Against The Individual Defendants

60.                            Plaintiff repeats and realleges each allegation set forth herein.

61.                            The Individual Defendants have violated fiduciary duties of care, loyalty and good faith owed to public shareholders of Telular.

62.                            By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Telular.

63.                            As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to Telular’s public shareholders because, among other reasons, they failed to take steps to maximize the value of Telular to its public shareholders.

64.                            The Individual Defendants dominate and control the business and corporate affairs of Telular. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Telular which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

65.                            By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

66.                            As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Telular’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

67.                            Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

68.                            Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf Of Plaintiff And The Class
Against Avista, Merger Sub and HoldCo For Aiding And Abetting
The Individual Defendants’ Breaches Of Fiduciary Duty

69.                            Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

70.                            Avista, Merger Sub and HoldCo have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Telular’s public shareholders and have participated in such breaches of fiduciary duties.

71.                            Avista, Merger Sub and HoldCo knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Avista, Merger Sub and HoldCo rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

72.                            Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A.                                Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative and his attorneys as class counsel;

B.                                 Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C.                                 Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D.                                Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

E.                                  Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.                                   Granting such other and further equitable relief as this Court may deem just and proper.

DATED: May 6, 2013	FARUQI & FARUQI, LLP

By: /s/ Peter B. Andrews
Peter B. Andrews (#4623)
Craig J. Springer (#5529)
20 Montchanin Road, Suite 145
Wilmington, DE 19807
Tel: (302) 482-3182
Fax: (302) 482-3612
Email: pandrews@faruqilaw.com
Email: cspringer@faruqilaw.com

Counsel for Plaintiff

Of Counsel:

FARUQI & FARUQI, LLP

Juan E. Monteverde

David M. Sborz

369 Lexington Ave., Tenth Floor

New York, NY 10017

Tel: (212) 983-9330

Fax: (212) 983-9331